SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________________
FORM 11-K
_________________________

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2019
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-8529
________________________
The Western Asset Management
401(k) Plan
385 East Colorado Blvd.
Pasadena, CA 91101
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
Legg Mason, Inc.
100 International Drive
Baltimore, Maryland 21202
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION.

Item 4.
Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the regulations promulgated thereunder.

THE WESTERN ASSET MANAGEMENT
401(k) PLAN

Financial Statements
Together with Report of
Independent Registered Public Accounting Firm
As of December 31, 2019 and 2018 and
For the Year Ended December 31, 2019

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	2-3
Financial Statements
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to the Financial Statements	6-13
Supplemental Schedule*
Schedule of Assets (Held at End of Year)	15
* The other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Plan Participants of
The Western Asset Management 401(k) Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Western Asset Management 401(k) Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of The Western Asset Management 401(k) Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ SC&H Attest Services, P.C.

We have served as the Plan’s auditor since 2011.

Sparks, MD
June 18, 2020

THE WESTERN ASSET MANAGEMENT
401(k) PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2019	2018
Assets
Investments, at fair value:
Participant-directed investments	$245,444,184	$197,591,479
Participant self-directed brokerage accounts	17,228,727	12,444,957
Total Investments, at fair value (Note 2)	262,672,911	210,036,436

Notes receivable from participants	2,651,765	2,715,491

Total Assets	265,324,676	212,751,927

Liabilities	—	—
Net Assets Available for Benefits	$265,324,676	$212,751,927
The accompanying notes are an integral part of these financial statements.

THE WESTERN ASSET MANAGEMENT
401(k) PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2019

Changes in Net Assets Available for Benefits Attributable to:
Contributions
Company	$5,541,945
Participants	9,414,101
Rollovers	392,834
Total Contributions	15,348,880
Investment income
Interest, dividend and other income	10,232,856
Net appreciation in fair value of investments	39,627,112
Total Investment Income	49,859,968
Interest Income on Notes Receivable from Participants	140,764
Benefits Paid to Participants	(12,573,198)
Administrative Expenses	(203,665)
Net Increase in Net Assets Available for Benefits	52,572,749
Net Assets Available for Benefits:
Beginning of the Year	212,751,927
End of the Year	$265,324,676
The accompanying notes are an integral part of this financial statement.

THE WESTERN ASSET MANAGEMENT
401(k) PLAN

Notes to the Financial Statements
December 31, 2019

1. DESCRIPTION OF THE PLAN

The following description of The Western Asset Management 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Western Asset Management 401(k) Plan and Trust was established effective January 1, 2011. Effective October 31, 2013, the Plan was amended to change the Plan name to The Western Asset Management 401(k) Plan. The Plan is a defined contribution plan covering substantially all U.S. employees of Western Asset Management Company, LLC (the Company), formerly Western Asset Management Company, with the exception of, non-resident aliens, those subject to collective bargaining agreements, and leased and temporary employees. An employee becomes eligible to participate in the Plan after completing 1 hour of service. The Company is a wholly owned subsidiary of Legg Mason, Inc. (Legg Mason). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and was most recently amended and restated effective January 1, 2019.

Participant Contributions

Contributions by employees are voluntary and may be composed of all or any of the following:

A.
A rollover of accumulated deductible employee contributions as contemplated by Section 408(d) (3) of the Internal Revenue Code (the Code). Effective January 1, 2018, a former employee may rollover funds from a qualified plan into the Plan.

B.
A voluntary pre- and post-tax compensation deferral whereby the participant elects to defer amounts that then would be contributed by the Company to the Plan. After-tax contributions can be converted to the participant’s Roth account, which is a separate account maintained for such contributions. Participant contributions may not exceed the maximum allowable contribution under the Code. The maximum allowable contribution totaled $19,000 for the year ended December 31, 2019. Participants who have attained age 50 before the end of the Plan year may make additional catch-up contributions, subject to limitations imposed by the Code.

C.
Prior to January 1, 2017, newly hired employees were automatically enrolled into the Plan with a 3% deferral rate that increases by 1% each year on their anniversary date and caps at 6%. Existing employees have the option to also elect the “automatic enrollment” feature. New hires that decide they do not want to automatically enroll have the option to change their deferral percentage or unwind their contributions within 90 days from their original eligibility date. Effective January 1, 2017, newly hired employees are automatically enrolled in the Plan with a 5% deferral rate that increases by 1% each year on their anniversary and caps at 8%.

Company Contributions

The Company, in accordance with the Plan document, has agreed to make a matching contribution of 100% of employee deferrals on the first 5% of employee qualified earnings. The Company match is primarily contributed to the Plan on a per payroll basis, however, the Plan also allows for a true-up provision at the end of the Plan year in accordance with Plan guidelines. Company matching contributions for the year ended December 31, 2019 totaled $5,541,945.

Additionally, the Company may make discretionary profit sharing contributions to the Plan. The Company did not make a discretionary profit sharing contribution for 2019.

Participant Accounts

Each participant’s account is participant and self-directed and credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings/losses, and charged with administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the amount that has accumulated and vested in a participant’s account. The Plan allows an investment option of self-directed brokerage accounts.

Vesting

Participants are immediately vested in deferral contributions, rollover contributions, and income earned thereon. Vesting in Company matching contributions and discretionary profit sharing contributions is based on years of continuous service as presented in the following chart:

Percentage
Years of Service	Vested
0	0%
1	20%
2	40%
3	60%
4	80%
5	100%

A participant’s account becomes 100% vested in discretionary profit sharing contributions and matching Company contributions, regardless of years of service, at age 62 or in the event of permanent disability, death, or by reason of, and as part of, a Plan termination.

Forfeitures

Terminating participants of the Plan are paid the current value of the vested balance in their Plan account upon request and as soon as administratively feasible. Unvested amounts are forfeited and are used to pay Plan expenses, reduce Company contributions, or are allocated to Plan participants as an additional Company contribution. As of December 31, 2019 and 2018, unallocated forfeitures totaled $43,168 and $134,794, respectively. During 2019, forfeitures totaling $75,000 and $161,958 were used to reduce Company contributions and pay Plan expenses, respectively, and forfeitures of $12,046 were re-allocated to Plan participants.

Payment of Benefits

Benefit payments are available to participants upon termination of employment, retirement, death, attainment of age 59 ½ or disability. Participants that have not reached 59 ½ but have 60 months of service may withdraw his or her vested Company contribution and pre-merger accounts. Also, participants may withdraw funds rolled into the Plan at any time. Participants are entitled to a benefit equal to the vested portion of their account which will be distributed in the form of a lump sum payment unless the participant elects another option, as provided by the Plan. Upon termination of service, participants with vested account balances of less than $5,000 will be automatically transferred to an IRA if a distribution election is not made. Upon proof, to the satisfaction of the Plan administrator, of an immediate and heavy financial need, amounts contributed by the participant may be withdrawn for a hardship purpose. Distributions are subject to the applicable provisions of the Plan agreement. Certain income taxes and penalties may apply to withdrawals or distributions prior to age 59 ½. There were net assets of the Plan totaling $997,802 and $17,209, respectively, allocated to the accounts of participants who had elected to withdraw from the Plan that had not received such distributions as of December 31, 2019 and 2018.

Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balance, in amounts of at least $1,000 but not more than $50,000 less the highest outstanding note balance during the preceding twelve months. Three notes may be outstanding at any given time. The notes are collateralized by the vested balance in the participant’s account. Notes for any purpose other than the purchase of a primary residence that were carried over from the predecessor plan, as defined in the Plan document, must be repaid within 5 years. Notes accrue interest at a rate commensurate with prevailing market rates at the time of loan issuance as determined by the Plan. The Company has the authority to deny participant notes to any director or executive officer to the extent necessary to conform to the Sarbanes Oxley Act of 2002. The Company has the right to discontinue the policy of extending notes to participants; however, it may not affect the terms or provisions of any notes outstanding at that time.

Plan Expenses

Administrative and operational expenses of the Plan are to be paid by the Trustee with Plan assets, unless the Company elects to pay them. For the year ended December 31, 2019, the majority of expenses of the Plan were paid with Plan assets, of which $16,499 were paid by the funds’ revenue sharing arrangements with Merrill Lynch through an allocation of the Plan’s ERISA Account/Budget. ERISA accounts represent a compromise made by Plan sponsors that do not want to pay Plan expenses themselves, however, want to ensure the participant fees are reasonable. The accounts are used to re-distribute excess Plan paid expenses to pay other expenses of the Plan. Such expenses are often indirect compensation in nature and are captured as a component of net appreciation (depreciation) in the accompanying statement of changes in net assets available for benefits. Loan and distribution fees are paid by the Plan and its participants. Investment related expenses are included in net appreciation (depreciation) in the fair value of investments. Approximately $80,000 was reallocated to Plan participants from the ERISA account during the year ended December 31, 2019.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from Plan assets during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncement and Accounting Changes

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, amends and adds disclosure requirements relating to fair value reporting. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019 for all entities, with early adoption permitted only for eliminated and modified disclosure requirements. All changes should be prospectively applied to all periods presented. Management has not elected to early adopt ASU 2018-13 during the year ended December 31, 2019 and is currently evaluating its future effect on the financial statements.

Risks and Uncertainties

The Plan provides for investments in financial instruments that are exposed to risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurement

FASB Accounting Standards Codification (ASC) ASC 820, Fair Value Measurement, defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Interests in registered investment companies: Valued at the closing price reported in the active market in which the funds are traded.

Unitized fund: Invested in Legg Mason common stock which is unitized and valued at the closing price of shares held by the Plan at year-end. Legg Mason common shares within the accounts are traded on an active market.

Money market: Valued at amortized cost plus accrued interest, which approximates fair value.

Interests in common/collective trusts: Valued at the NAV of shares held by the Plan at year-end.

Participant self-directed brokerage: Invested in publicly traded common stock, corporate bonds, and registered investment companies valued at the closing price of shares held by the Plan at year-end. Also, self-directed brokerage accounts have cash and certificates of deposit, which are valued at amortized cost, which approximates fair value. Individual securities within the accounts are traded on an active market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2019 and 2018.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Interests in registered investment companies	$137,232,908	$—	$—	$137,232,908
Money market	15,664,599	—	—	15,664,599
Participant self-directed brokerage	17,228,727	—	—	17,228,727
Total assets in the fair value hierarchy	170,126,234	—	—	170,126,234
Unitized Fund (a)	n/a	n/a	n/a	1,889,935
Interests in collective investment trusts (a)	n/a	n/a	n/a	90,656,742
Total investments, at fair value	$170,126,234	$—	$—	$262,672,911

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Interests in registered investment companies	$112,129,981	$—	$—	$112,129,981
Money market	17,730	—	—	17,730
Participant self-directed brokerage	12,444,957	—	—	12,444,957
Total assets in the fair value hierarchy	124,592,668	—	—	124,592,668
Unitized Fund (a)	n/a	n/a	n/a	1,556,955
Interests in collective investment trusts (a)	n/a	n/a	n/a	83,886,813
Total investments, at fair value	$124,592,668	$—	$—	$210,036,436

(a)
In accordance with ASC 820-10, certain investments that were measured at net asset value per share as a practical expedient (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The Plan adopted the updated generally accepted accounting principles (GAAP) valuation standard related to investments in certain entities that do not have a readily determined fair value. This guidance allows the fair value measurements for these funds’ investments to be based on reported net asset value (NAV) as a practical expedient if certain criteria are met and establishes additional disclosures related to these investments. The Plan’s investments in the unitized fund and the common/collective trusts are valued as a practical expedient based on the reported unit value as of year-end. Due to the nature of these investments, the redemption frequency is daily and there are no redemption notices or unfunded commitments. The practical expedient is used for valuation, unless it is probable that the Plan will sell a portion of the investment at an amount different from the net asset value.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. There were no allowances for credit losses as of December 31, 2019 or 2018. Delinquent notes are treated as distributions based on the terms of the Plan agreement.

Subsequent Events

The Plan evaluated for disclosure any subsequent events through the report issuance date and determined there were no material events that warrant disclosure, except as disclosed in Note 6.

3. INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a determination letter, dated July 10, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ASC 740, Income Taxes, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. As the Plan is tax exempt and has no unrelated business income, these provisions of ASC 740 do not have an impact on the Plan’s financial statements. The Plan recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Plan does not have any amounts accrued relating to interest and penalties as of December 31, 2019 and 2018.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

5. OTHER MATTERS

The Plan invests in shares of Legg Mason, Inc. common stock unitized fund, which qualifies as a party-in-interest transaction. The shares of common stock held by the unitized Legg Mason Common Stock Fund are held by Merrill Lynch.

Sales of 20,539 units with aggregate proceeds of $427,784, and purchases of 5,948 units with an aggregate purchase price of $134,433 of the Legg Mason Common Stock Fund were made during 2019. The market value of the Legg Mason Common Stock Fund at December 31, 2019 and 2018 was $1,889,935 (77,098 units) and $1,556,955 (91,689 units), respectively.

Legg Mason Investor Services serves as distributor for the Western Asset funds held by the Plan. Additionally, certain affiliated participating and non-participating companies act as manager or investment advisor for the Western Asset funds. The Western Asset funds in the Plan qualify as a party-in-interest transaction.

The Plan invests in shares of funds managed by Bank of America, N.A., the Custodian of the Plan. The Plan allows participants to take out loans against their vested account balances. The Company provides the Plan with certain accounting and administrative services for which no fees are charged. All such transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

6. SUBSEQUENT EVENTS

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. The World Health Organization has declared COVID-19 to constitute a “Public Health Emergency of International Concern”. Subsequent to year-end, COVID-19 began to spread throughout the United States. Efforts to contain COVID-19, including restrictions mandated by the Federal and various state governments, has caused schools and non-essential businesses to close or operate remotely in an effort to prevent COVID-19 from spreading more rapidly. As of the report date, the Plan has experienced an immediate impact from COVID-19 due to the volatility of the financial markets. The future extent of the impact of COVID-19 on the Plan’s operations including but not limited to further market decline and future Company contributions to the Plan will depend on future developments, including the duration and spread of the outbreak, which is unknown at this time.

On February 17, 2020, Legg Mason entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Franklin Resources, Inc. (“Franklin Templeton”) and Alpha Sub, Inc. (“Merger Sub”) a wholly own subsidiary of Franklin Templeton, pursuant to which Legg Mason will be merged into Merger Sub, with Legg Mason continuing as the surviving corporation and a wholly owned subsidiary of Franklin Templeton.

Pursuant to the Merger Agreement, each outstanding share of common stock of Legg Mason will be converted into the right to receive from Franklin Templeton $50.00 in cash. The transaction is expected to close by the end of the third calendar quarter of 2020, subject to the satisfaction of customary closing conditions for both parties, including among others, the approval of the Merger Agreement by the holders of a majority of Legg Mason's outstanding common shares and the receipt of required regulatory approvals.

Although, under the terms of the Merger Agreement, Legg Mason may not grant any new shares or amend or modify the terms of any outstanding shares, issued shares may trade on the open market without restriction through the close of the transaction.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefits that have been processed and approved for payment at year-end, but not yet paid, are not considered liabilities under GAAP. However, such benefits must be reported on Form 5500 in accordance with IRS guidelines.

The following is a reconciliation of net assets available for benefits reported on the financial statements to the Form 5500 as of December 31,:

	2019	2018
Net assets available for benefits reported on the
financial statements	$265,324,676	$212,751,927
Distributions payable reported on the Form 5500
not on the financial statements	(997,802)	—
Net assets available for benefits reported on
the Form 5500	$264,326,874	$212,751,927

The following is a reconciliation of the net increase in net assets available for benefits reported on the financial statements to the Form 5500 for the year ended December 31,:

2019
Net increase in net assets available for benefits reported on
the financial statements	$52,572,749
Distributions payable reported on the Form 5500 not on
the financial statements	(997,802)
Net increase in net assets available for benefits reported
on the Form 5500	$51,574,947

SUPPLEMENTAL SCHEDULE PROVIDED
PURSUANT TO THE DEPARTMENT OF LABOR’S
RULES AND REGULATIONS

THE WESTERN ASSET MANAGEMENT
401(k) PLAN
EIN#: 95-2705767
Plan #: 005
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment (including maturity date, rate of interest, collateral, par, or maturity value)	(d) **Cost	No. of Shares	(e) Current Value

	American Euro Pacific Growth Fund, R6	Interest in Registered Investment Companies	**	172,142	$9,562,510
	American Growth Fund of America,R6	Interest in Registered Investment Companies	**	336,459	17,203,194
	American Washington	Interest in Registered Investment Companies	**	146,625	7,062,948
*	Clearbridge Institutional Growth CL	Interest in Registered Investment Companies	**	5	252
	Columbia Select Lrg Cp Eq Instl	Interest in Registered Investment Companies	**	831,535	12,373,241
	DFA Global Equity Portf Instl	Interest in Registered Investment Companies	**	153,405	3,813,649
	Dodge & Cox Balanced Fund	Interest in Registered Investment Companies	**	81,923	8,323,438
	Eaton Vance Income Fund of Boston, Institutional Class	Interest in Registered Investment Companies	**	533,140	3,012,242
	Miller Opportunity Trust CL I	Interest in Registered Investment Companies	**	289,675	9,118,959
*	QS International Equity FD Institutional Class	Interest in Registered Investment Companies	**	307,255	5,011,329
	T Rowe Price Small Cap Stock Fund	Interest in Registered Investment Companies	**	362,387	18,956,477
	Templeton Global Bond Fund, Advisor Class	Interest in Registered Investment Companies	**	181,303	1,934,509
	Vanguard Target Retirement 2015-Institutional	Interest in Registered Investment Companies	**	15,295	232,189
	Vanguard Target Retirement 2020-Institutional	Interest in Registered Investment Companies	**	36,405	1,184,267
	Vanguard Target Retirement 2025-Institutional	Interest in Registered Investment Companies	**	92,641	1,838,013
	Vanguard Target Retirement 2030-Institutional	Interest in Registered Investment Companies	**	47,584	1,734,440
	Vanguard Target Retirement 2035-Institutional	Interest in Registered Investment Companies	**	135,118	3,042,871
	Vanguard Target Retirement 2040-Institutional	Interest in Registered Investment Companies	**	55,149	2,158,001
	Vanguard Target Retirement 2045-Institutional	Interest in Registered Investment Companies	**	161,455	3,987,940
	Vanguard Target Retirement 2050-Institutional	Interest in Registered Investment Companies	**	106,833	4,248,764
	Vanguard Target Retirement 2055-Institutional	Interest in Registered Investment Companies	**	20,251	874,644
	Vanguard Target Retirement 2060-Institutional	Interest in Registered Investment Companies	**	51,685	1,972,335
	Vanguard Target Retirement Income - Institutional	Interest in Registered Investment Companies	**	94,083	1,321,878
	Wells Fargo Special Small R6	Interest in Registered Investment Companies	**	28	1,026
*	Western Asset High Yield - Institutional	Interest in Registered Investment Companies	**	874,366	7,003,679
*	Western Asset Total Return Fund CII	Interest in Registered Investment Companies	**	320,598	3,372,698
*	Western Asset Corporate Bond Fund - Institutional	Interest in Registered Investment Companies	**	310,441	4,004,693
	William Blair Emerging Markets Growth - Institutional	Interest in Registered Investment Companies	**	278,531	3,882,722
					137,232,908

*	Legg Mason Common Stock Fund	Unitized Fund	**	77,098	1,889,935

*	Clearbridge Intl Gr CIT RLM	Interest in Common/Collective Trust	**	266,052	3,293,727
*	Western Asset Income CIF TLM	Interest in Common/Collective Trust	**	34,953	422,938
	Well Fargo Stable Return Fund	Interest in Common/Collective Trust	**	143,899	7,904,391
	State Street S&P 500 Index	Interest in Common/Collective Trust	**	601,033	44,944,103
	State Street S&P Midcap Indx C	Interest in Common/Collective Trust	**	147,524	5,969,740
*	ClearBridge Small Cap CIF R LM	Interest in Common/Collective Trust	**	665,697	8,953,625
*	Western Asset Core Bond CIF R LM	Interest in Common/Collective Trust	**	1,013,655	19,168,218
					90,656,742

*	Western Asset Institutional Govt.	Money Market Fund	**	—	14,665,564
	Retirement Bank Account	Money Market Deposit	**	—	999,035
					15,664,599

	Self-Directed Brokerage	Participant Self-Directed	**	—	17,228,727

*	Participant Loans	Interest rates range from 4.25% to 6.50%, maturing December 2024		n/a	2,651,765

					$265,324,676
* Denotes a party-in-interest, as defined by ERISA
** Participant directed investment, therefore, no cost basis required

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 18, 2020

THE WESTERN ASSET MANAGEMENT
401(k) PLAN

By:	/s/ Robert Sibbrel
Robert Sibbrel
Head of Human Resources, Western Asset Management Company, LLC

EXHIBIT INDEX

Exhibit No.

23	Consent of SC&H Attest Services, P.C.